SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

New Frontier Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

64439S204
(CUSIP Number)

Samyak Veera, 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 64439S204

1	NAMES OF REPORTING PERSONS Samyak Veera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,758,910 (See Note 1 and Item 4 below)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 40,758,910 (See Note 1 and Item 4 below)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,758,910 (See Note 1 and Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    70.6% (based upon 25,504,037 shares of Common Stock outstanding on November 19, 2009 plus options to acquire 1,250,000 shares of Common Stock and 30,952,480 shares underlying the Series C Preferred Stock, AC Warrants and BC Warrants owned by Iris Energy), See Note 1 and Note 2 and Item 3. Below.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

 (1) Samyak Veera beneficially owns (i) 2,056,500 shares of the Issuer’s $0.001 par value common stock (the “Common Stock”) and has the right to acquire 1,250,000 shares of the Company’s Common Stock through the exercise of options and (ii) the 30,952,480 shares of the Company’s Common Stock owned by or that may be acquired by Iris Energy Holdings Ltd., of which he has voting and dipositive power set forth in footnote 2 below.

(2) Consists of (i) 12,380,940 shares of Common Stock, that may be acquired upon the conversion of the Issuers 2.5% Series C Cumulative Convertible Preferred Stock (the “Series C Preferred Stock”), (ii) 12,380,940 shares of common stock that may be acquired through the exercise of stock options at a price of $1.50 per share that expire between December 1, 2009 and January 17, 2009 (the “AC Warrants”), and (iii) 6,190,600 shares of common stock that may be acquired through the exercise of stock options at a price of $2.00 per share that expire between December 1, 2009 and January 17, 2009 (the “BC Warrants”) and 6,500,000 shares of common stock.  Does not include the accrued and unpaid dividends under the Series C Preferred Stock that may be paid in shares of the Issuer’s Common Stock, in the discretion of the Company.  See Item 4 below.

SCHEDULE 13D
CUSIP NO. 64439S204

1	NAMES OF REPORTING PERSONS Iris Energy Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,452,480 (See Note 2 above and Item 4 below)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 37,452,480 (See Note 2 above and Item 4 below)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,452,480 (See Note 2 above and Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (based upon 25,504,037 shares of Common Stock outstanding on November 19, 2009 plus 30,952,480 shares underlying the Series C Preferred Stock, AC Warrants and BC Warrants owned by Iris Energy). See Note 1 and Note 2 and Item 3. Below.)

14	TYPE OF REPORTING PERSON (See Instructions) CP

SCHEDULE 13D
CUSIP NO. 64439S204

Item 1.      Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of New Frontier Energy, Inc., a Colorado corporation (the "Issuer"), having its principal executive offices at 1789 W. Littleton Blvd., Littleton, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

On November 19, 2009, Iris Energy Holdings Ltd. purchased 6,500,000 shares of the Issuer’s Common Stock at a price of $0.10 per share.

Item 2.      Identity and Background.

(a)   This statement on Schedule 13d is being filed by and on behalf of the following persons: (i) Samyak Veera and (ii) Iris Energy Holdings Limited (“Iris Energy”).

(b) The address of the principal business office of each of the Reporting Persons is as follows:

 (i)  Mr. Veera’s business address is 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore.

 (ii) Iris Energy’s business address is c/o Altius Business Services Pte. Ltd., 07-95A Ubi TechPark, 10 Ubi Crescent, Singapore 408564.

 (c) The principal occupation and principal business of each of the Reporting Persons is as follows:

(i)           Mr. Veera is employed as a Managing Director at Altius Business Services Private Limited, located at 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore. Altius Business Services Private Limited provides business consulting services to a high net worth individuals and family offices. Mr. Veera is a member of the Board of Directors of the Issuer, whose address is set forth above under Item 1. Effective on or about October 6, 2009, Samyak Veera, a director of the Company, became the sole director of Iris Energy.  As a result, effective on or about  October 6, 2009, Mr. Veera exercises dispositive and voting power with respect to the securities owned by Iris Energy and is deemed to be the beneficial owner of the Issuers securities owned by Iris Energy.

(ii)           Iris Energy’s principal business is an investment holding company.

(d)   During the last five years, none of the Reporting Persons filing this statement have been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons filing this statement has been a party to a civil proceeding of a judicial or  administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Veera is a citizen of St. Kitts and Nevis.  Iris Energy is a Somoa corporation.

SCHEDULE 13D
CUSIP NO. 64439S204

Item 3.    Source and Amount of Funds or Other Consideration.

Iris Energy used its working capital to purchase 6,500,000 shares of the Issuer’s common stock for $650,000.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired the shares from the Issuer for investment purposes only. The Reporting Persons continue to review their investment in the Issuer.

The Board of Directors may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of the Company;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) a change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the Company's corporate structure or business;

(6) the failure of the Company’s Common Stock to be quoted on the over the counter bulletin board;

(7) the termination from registration of the Company’s Common Stock;

(8) the suspension of the Company's obligation to file reports under Section 15(d) of the Securities Act of 1933, as amended;

(9) the offer and sale of additional securities of the Company; and

(10) changes in the Company's articles of incorporation and/or bylaws or other actions that could impede the acquisition of control of the Company.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.  The Board of Directors has no specific time table for consideration of any plans or considered any proposals or transactions relating to the foregoing.

SCHEDULE 13D
CUSIP NO. 64439S204

The Board of Directors has had informal discussions regarding a “going private” type of transaction to reduce the number of registered shareholders below 300 so that the Company may deregister under the Securities Exchange Act of 1934, as amended and quit reporting. The Board of Directors have discussed the potential cost savings associated with no longer being a public company and believes it would realize significant annual cost savings that it has historically incurred and additional expenses we expect to incur, including fees and expenses for compliance with the Sarbanes-Oxley Act.

However, while the Board of Directors has no current plans for the Company to conduct a going private type of transaction and reduce the number of registered shareholders below 300, such a transaction is one alternative the Board of Directors may consider at some time in the future.

 Pursuant to the Investor Rights Agreement (as defined below), Iris Energy has agreed it will not vote in favor of any reverse stock split that would result in such investors being “cashed out” such that they no longer own any common stock in the Company and receive only cash in lieu of any fractional shares in NFEI.  See the Investor Rights Agreement dated November 11, 2009, attached hereto as Exhibit 10.1.

Mr. Veera is a member of the board of directors of the Company and as such, may have involvement in any plans or proposals relating to future financings of the Company, which may include issuances of additional securities by the Company, exchange offers for the Company’s existing outstanding securities or sales or transfer of the Company’s assets as well as candidates that may be appointed as members of the Company’s board of directors.  Any issuance of securities by the Company or an exchange offer of the Company’s existing securities may have a material change on the capitalization of the Company.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including general economic and stock market conditions.

Item 5.     Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover pages above.

(b)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

     See the disclosure provided in response to Item 7 on the attached cover pages above.

    (ii) shared power to vote or to direct the vote:

     See the disclosure provided in response to Item 8 on the on the attached cover pages above.

SCHEDULE 13D
CUSIP NO. 64439S204

     (iii) sole power to dispose or to direct the disposition of:

                     See the disclosure provided in response to Item 9 on the attached cover pages above.

     (iv) shared power to dispose or to direct the disposition of:

      See the disclosure provided in response to Item 10 on the attached cover pages above.

(c) For a description of the transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and his affiliated persons, see Item 3 above.

(d)   Not applicable.

(e)   Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Iris Energy has entered into an Investor Rights Agreement dated November 11, 2009  with certain other investors in the Issuer (the “Investor Rights Agreement”).  The Investor Rights Agreement is attached hereto as exhibit 10.01.

The Investor Rights Agreement includes, among other things, an agreement on voting on certain directors.  In the event that NFEI holds a meeting of its common shareholders at which members of the board of directors are elected, Iris shall vote 100% of its shares of Common Stock then owned in the same proportion as the vote of all other common shareholders of NFEI with respect to any Disqualified Nominee (as defined in the Investor Rights Agreement). Iris shall have no restrictions or limitations whatsoever upon how it shall vote it shares of Common Stock with respect to any Qualified Nominee (as defined in the Investor Rights Agreement).

Until such time as NFEI has a board of directors the majority of whom are Independent (as defined in the Investor Rights Agreement) of NFEI, Iris shall vote 100% of its shares of Common Stock then owned in the same proportion as the vote of all other common shareholders of NFEI with respect to the election of any director.

With respect to the selection of directors for NFEI, Iris intends to (i) support persons who are knowledgeable about the oil and gas business and/or have other skills or qualifications that would be of value to NFEI and (ii) not support persons whose sole qualification is a relationship with either one or more executives or significant shareholders of NFEI.

The voting agreements set forth in the Investor Rights Agreement expires three years from the date of the agreement.  The foregoing description of the investor Rights Agreement is qualified in its entirety by the Investor Rights Agreement, attached hereto as Exhibit 10.01.

Except for the Investor Rights Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

Exhibit 10.01  Investor Rights Agreement dated November 11, 2009 between Iris Energy Holdings Ltd. and certain other investors in the Issuer

SCHEDULE 13D
CUSIP NO. 64439S204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2009	/s/ Samyak Veera
Samyak Veera

IRIS ENERGY HOLDINGS LIMITED

November 23, 2009	/s/ Samyak Veera
Samyak Veera, Director